SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BNDESPAR Announces Hiring of Lead Coordinator for Secondary Public Offering of Shares

Companhia Paranaense de Energia - COPEL (“Company”) a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that it received, late last night (December 07, 2020), from the shareholder BNDES Participações SA (“BNDESPAR”) the communication transcribed below.

“BNDESPAR announces that at the Board of Executive Officers' Meeting held on 12/03/2020, it selected Banco BTG Pactual SA to appear as the leading coordinator of a secondary public offering for the sale of up to the entire interest held by BNDESPAR in the Company, representing 24% of the Company's capital stock (“Transaction”). The lead coordinator will have 24 hours from the approval to form the bank consortium. The approved sale is in accordance with the current BNDESPAR portfolio management strategy.

Thus, BNDESPAR requests, now, the cooperation of the Company and its executives with BNDESPAR and its advisors with a view to the implementation of the Transaction, including the provision of the information and documents necessary for the completion of the Transaction, pursuant to article 47 of CVM Instruction 400, of 12/29/2003.

BNDESPAR points out, however, that the launch of the public offering is subject to several factors, including the existence of favorable market conditions, notably price, the approval of its internal governance and the analysis of the Securities and Exchange Commission (CVM) and other regulatory and self-regulatory bodies, under the terms of the applicable legislation.

This communication is for information purposes only, under the terms of the legislation and regulations in force, and should not be considered as an offer announcement in Brazil, the United States or any other jurisdiction. ”

The Company informs that this Material Fact essentially has the function of communicating the referred manifestation of BNDESPAR to its shareholders and the market in general and should not be considered or interpreted as an announcement of a public offer of securities, and that it will keep the market informed of relevant updates on the subject.

Curitiba, December 08, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 8, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.